Exhibit 99.1


BONSO ELETRONICS INTERNATIONAL, INC. REPORTS ON RECOVERED SALES AND OPTIMISM ON ORDERS FOR THE SECOND HALF OF 2009

HONG KONG, June 22, 2009 (GlobeNewswire) -- Bonso Electronics International, Inc. (NasdaqGM: BNSO - News) a designer and manufacturer of sensor based and communications products, today reported on recovered sales and expectation of an optimistic outlook for the second half of 2009.

"The worldwide economic downturn reduced our sales orders by approximately 50% in the period from November 2008 to February 2009," said Anthony So, Chairman and Chief Executive Officer of Bonso Electronics International Inc. "As a result, during this period we reduced the number of factory workers by approximately 50% (from 2,500 to 1,200) and tightened our production cost control, to reduce our costs during this difficult period.

"Since April 2009, our sales orders received have recovered and we have increased our production capacity by hiring more than 800 new factory workers. We believe that the market demand is recovering, and we expect that the orders for the second half of 2009 will remain strong. Our cash position remains strong, which positions us to act quickly in response to customer demand and other growth opportunities."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales, weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," " I or we believe," "future prospects," or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics